Exhibit 99.3

ASX ANNOUNCEMENT 3 December 2014 ___________________________________________________________________________________ Appendix 3B and Options Cleansing Notice Under Section 708A(5)(e) of the Corporations Act Melbourne, Australia, 3 December: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to advise that the Company has today issued the Options (“Options”) described in the Company’s ASX announcement dated 15 September 2014, which was approved by the Company’s shareholders at the AGM that was held on 25 November 2014. The Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (“Act”), as follows: 1. On 3 December 2014, the Company issued 143,333,333 Options in the Company to acquire fully paid ordinary shares, exercisable at $0.015 on or before 2 December 2018. 2. The Options were issued without disclosure to the investors under Part 6D.2 of the Act; 3. As at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act; and 4. As at the date of this notice, there is no excluded information required to be disclosed under section 708A(6)(e) of the Act. ___________________________________________________________________________________ FOR FURTHER INFORMATION PLEASE CONTACT Ms. Alison Mew Mr. Eutillio Buccilli Candice Knoll (USA) Chief Executive Officer Chief Operating Officer & Blueprint Life Science Group Chief Financial Officer +1 (415) 375 3340, Ext. 105 Genetic Technologies Limited Genetic Technologies Limited +61 3 8412 7009 + 61 3 8412 7050 About Genetic Technologies Limited Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species. Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio. Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com. Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12 Name of entity GENETIC TECHNOLOGIES LIMITED ABN 17 009 212 238 We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). 1 +Class of +securities issued or to be issued Options 2 Number of +securities issued or to be issued (if known) or maximum number which may be issued 143,333,333 Options 3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) As outlined in the Notice for the Annual General Meeting, the Options were approved at the Meeting on 25 November, 2014 143,333,333 Options to acquire fully paid ordinary shares, with an exercise price of $0.015 and expiring on or before 2 December 2018.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment Any ordinary shares issued as a result of the exercise of options will rank equally with all existing ordinary shares 5 Issue price or consideration NIL. 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) The Convertible Notes, as approved at the AGM on 25 November, 2014, carry free attached options to purchase further Shares in the Company with an exercise price of $0.015. 6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i No 6b The date the security holder resolution under rule 7.1A was passed Not applicable 6c Number of +securities issued without security holder approval under rule 7.1 Not applicable 6d Number of +securities issued with security holder approval under rule 7.1A Not applicable 6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) Not applicable 6f Number of securities issued under an exception in rule 7.2 Not applicable

6g If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation. Not applicable 6h If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements Not applicable 6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements 104,482,546 7 Dates of entering +securities into uncertificated holdings or despatch of certificates Not applicable Number +Class 8 Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable) 778,689,862 Ordinary shares Number +Class 9 Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable) 1,875,000 1,000,000 750,000 2,650,000 250,000 500,000 750,000 6,875,000 2,150,000 143,333,333 Options at $0.19, exp. 31/3/2016 (GTGAW) Options at $0.20, exp. 31/7/2016 (GTGAM) Options at $0.12, exp. 20/2/2017 (GTGAK) Options at $0.14, exp. 29/8/2017 (GTGAO) Options at $0.10, exp. 1/12/2017 (GTGAQ) Options at $0.10, exp. 25/1/2018 (GTGAS) Options at $0.105, exp. 11/7/2018 (GTGAY) Options at $0.04, exp. 31/5/2019 (GTGAA) Convertible Notes issued on 3 December 2014 Options at $0.015, exp. 2/12/2018

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) Not applicable

Part 2 - Bonus issue or pro rata issue 11 Is security holder approval required? 12 Is the issue renounceable or non-renounceable? 13 Ratio in which the +securities will be offered 14 +Class of +securities to which the offer relates 15 +Record date to determine entitlements 16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? 17 Policy for deciding entitlements in relation to fractions 18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closing date for receipt of acceptances or renunciations 20 Names of any underwriters 21 Amount of any underwriting fee or commission 22 Names of any brokers to the issue 23 Fee or commission payable to the broker to the issue 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders 25 If the issue is contingent on +security holders’ approval, the date of the meeting 26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if applicable) 29 Date rights trading will end (if applicable) 30 How do +security holders sell their entitlements in full through a broker? 31 How do +security holders sell part of their entitlements through a broker and accept for the balance? 32 How do +security holders dispose of their entitlements (except by sale through a broker)? 33 +Despatch date Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities 34 Type of securities (tick one) (a) Securities described in Part 1 (b) All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents 35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over 37 A copy of any trust deed for the additional +securities Entities that have ticked box 34(b) 38 Number of securities for which +quotation is sought 39 Class of +securities for which quotation is sought 40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security) Number +Class 42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Appendix 3B New issue announcement Quotation agreement +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.  2 We warrant the following to ASX. The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. There is no reason why those +securities should not be granted +quotation. An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted. If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section I 019B of the Corporations Act at the time that we request that the +securities be quoted.  3 We will indemnifY ASX to the fullest extent permitted by law in respect of any claim,  action or expense arising fro o connecte wit an breac o the warranties in this agreement.  4 We give AS the information and documents required by this form.  It any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.  Sign here:  ChiefExecutive Officer Date: 3 December 2014 Print name: Aliso Me ====::====  + See chapter 19 for defined terms.  Appendix 3B Page 8 01/08/2012

Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities Introduced 01/08/12 Part 1 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue 572,694,101 Add the following: • Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2 • Number of fully paid ordinary securities issued in that 12 month period with shareholder approval • Number of partly paid ordinary securities that became fully paid in that 12 month period Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items 271,349,841 Subtract the number of fully paid ordinary securities cancelled during that 12 month period 75,937,500 “A” 768,106,442 Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 115,065,966

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items “C” 10,583,420 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 115,065,966 Subtract “C” Note: number must be same as shown in Step 3 10,583,420 Total [“A” x 0.15] – “C” 104,482,546 [Note: this is the remaining placement capacity under rule 7.1]

Part 2 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items “E”  + See chapter 19 for defined terms. 01/08/2012 Appendix 3B Page 11

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 Subtract “E” Note: number must be same as shown in Step 3 Total [“A” x 0.10] – “E” Note: this is the remaining placement capacity under rule 7.1A + See chapter 19 for defined terms. Appendix 3B Page 12 01/08/2012